Exhibit 99.1

Media Release

Planegg/Munich, Germany, July 14, 2020

MorphoSys’s Licensee Janssen Announces Approval of Tremfya® (Guselkumab) by U.S. FDA for Treatment of Adults with Active Psoriatic Arthritis

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; Nasdaq: MOR) announced today that its licensee Janssen Research & Development, LLC (Janssen) announced the U.S. Food and Drug Administration (FDA) approval of Tremfya® (guselkumab) as a treatment for adult patients living with active psoriatic arthritis (PsA). Active PsA is a chronic progressive disease characterized by painful joints and skin inflammation.

As Janssen announced, the approval of Tremfya® was based on results from the Phase 3 studies DISCOVER-1 and DISCOVER-2, which evaluated the efficacy and safety of Tremfya® in adults with active PsA compared to placebo. The results showed that a significant percentage of patients reached the studies’ primary endpoint of ACR20 at 24 weeks of treatment, with 52 to 64% of patients achieving an ACR20 response across the two trials.

Dr. Malte Peters, Chief Research and Development Officer of MorphoSys, said: “Active psoriatic arthritis is a high burden for patients, causing limited mobility, pain and fatigue. We are very pleased about the FDA approval for Tremfya®, providing patients with a new treatment option for this debilitating indication.”

Developed by Janssen, Tremfya® is the first approved fully human monoclonal antibody that selectively binds to the p19 subunit of IL-23 and inhibits its interaction with the IL-23 receptor. It was generated utilizing MorphoSys’ proprietary HuCAL® antibody technology. In 2017, Tremfya® became the first drug based on MorphoSys’ antibody technology to receive regulatory approval for the treatment of plaque psoriasis.

Tremfya® has been approved in the U.S., Canada, the European Union, and several other countries for the treatment of adult patients with moderate to severe plaque psoriasis who may benefit from taking injections or pills (systemic therapy) or phototherapy (treatment using ultraviolet or UV light), and in Japan for the treatment of various forms of psoriasis, psoriatic arthritis, and palmoplantar pustulosis. Guselkumab is currently being investigated in clinical studies in several indications, including additional studies in plaque psoriasis, pediatric psoriasis, psoriatic arthritis, Crohn’s disease, hidradenitis suppurativa, ulcerative colitis and familial adenomatous polyposis. MorphoSys is eligible to receive certain milestone payments and receives royalties on net sales of Tremfya®.

More information about Tremfya® clinical studies is available on clinicaltrials.gov.

About the DISCOVER program

DISCOVER-1 and DISCOVER-2 were Phase 3 randomized, double-blind, placebo-controlled studies that evaluated the safety and efficacy of TREMFYA in 1,120 adult patients with active PsA who had inadequate response to standard therapies. In DISCOVER-1, approximately 30 percent of subjects had been previously treated with up to two anti-tumor necrosis factor alpha (anti-TNFα) agents whereas in DISCOVER-2 all subjects were biologic naïve. Approximately 58 percent of subjects from both studies had concomitant methotrexate (MTX) use.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 27 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. MorphoSys most advanced proprietary product candidate, tafasitamab (MOR208), is in late-stage clinical development for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (r/r DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees. More information at www.morphosys.com

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCER® are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the clinical development of guselkumab in psoriatic arthritis led by Janssen, the further clinical development of guselkumab by Janssen as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for guselkumab in psoriatic arthritis. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the clinical development of guselkumab in psoriatic arthritis led by Janssen, the further clinical development of guselkumab by Janssen as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for guselkumab in psoriatic arthritis, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

Investor Contacts:

Dr. Anja Pomrehn

Senior Vice President

Tel: +49 (0) 89 / 899 27-26972

Anja.Pomrehn@morphosys.com

Dr. Julia Neugebauer

Director

Tel.: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Media Contacts:

Claudia Wagner

Interim Manager

Tel: +49 (0) 89 / 899 27-26987

Claudia.Wagner@external.morphosys.com

Dr. Anca Ammon

Associate Director

Tel: +49 (0) 89 / 899 27-26738

Anca.Ammon@morphosys.com